Exhibit 99.2

Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three months ended March 31, 2015 and 2014

WESTPORT INNOVATIONS INC.

Condensed Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars, except share amounts)

	March 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$70,611	$93,282
Short-term investments	707	723
Accounts receivable (note 3)	41,126	46,849
Inventories (note 4)	38,554	41,824
Prepaid expenses	5,597	4,641
Current portion of deferred income tax assets	2,987	3,556
	159,582	190,875
Long-term investments (note 5)	30,869	33,324
Other assets	3,173	3,819
Property, plant and equipment (note 7)	52,418	58,134
Intangible assets (note 8)	24,238	27,920
Deferred income tax assets	198	271
Goodwill (note 9)	20,756	23,352
	291,234	337,695
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	44,774	55,502
Current portion of deferred revenue	1,929	1,782
Current portion of deferred income tax liabilities	251	398
Current portion of long-term debt (note 11)	18,630	18,955
Current portion of warranty liability (note 12)	8,681	9,696
	74,265	86,333
Warranty liability (note 12)	12,185	13,413
Long-term debt (note 11)	52,329	59,587
Deferred revenue	3,040	3,795
Deferred income tax liabilities	4,240	4,954
Other long-term liabilities	1,311	1,605
	147,370	169,687
Shareholders’ equity:
Share capital (note 13):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
64,104,656 (2014 - 63,480,722) common shares	935,249	930,857
Other equity instruments	7,784	7,767
Additional paid in capital	9,837	9,837
Accumulated deficit	(782,164)	(764,960)
Accumulated other comprehensive income	(26,842)	(15,493)
	143,864	168,008
Commitments and contingencies (note 15)
	$291,234	$337,695

See accompanying notes to the condensed consolidated financial statements.

Approved on behalf of the Board:

“Douglas R. King”	Director	“Jill Bodkin”	Director

1

WESTPORT INNOVATIONS INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)

(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2015	2014
Product revenue	$26,977	$34,782
Service and other revenue	1,045	5,146
	28,022	39,928
Cost of revenue and expenses:
Cost of product revenue	22,598	27,656
Research and development	13,476	21,004
General and administrative	8,391	11,177
Sales and marketing	4,457	7,076
Foreign exchange (gain)	(2,875)	(8,931)
Depreciation and amortization	3,547	4,331
Bank charges, interest and other	68	107
Intangible impairment	—	325
	49,662	62,745
Loss from operations	(21,640)	(22,817)
Income from investments accounted for by the equity method	6,312	(356)
Interest on long-term debt and amortization of discount	(1,472)	(1,101)
Interest and other income	69	431
Loss before income taxes	(16,731)	(23,843)
Income tax expense	473	23
Net loss for the period	$(17,204)	$(23,866)
Other comprehensive (loss):
Cumulative translation adjustment	(11,349)	(11,393)
Comprehensive loss	$(28,553)	$(35,259)
Loss per share:
Basic and diluted	$(0.27)	$(0.38)
Weighted average common shares outstanding:
Basic and diluted	63,838,842	62,899,687

See accompanying notes to the condensed consolidated financial statements.

2

WESTPORT INNOVATIONS INC.

Condensed Consolidated Statements of Shareholders’ Equity (unaudited)

(Expressed in thousands of United States dollars, except share amounts)

Three months ended March 31, 2015 and March 31, 2014

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income	equity
December 31, 2013	62,733,762	916,497	13,834	8,205	(615,342)	(292)	322,902
Issue of common shares on exercise of stock options	3,358	34	—	(12)	—	—	22
Issue of common shares on exercise of share units	146,224	3,671	(3,671)	—	—	—	—
Stock-based compensation	—		4,079	437	—	—	4,516
Net loss for the year	—	—	—	—	(23,866)	—	(23,866)
Other comprehensive loss	—	—	—	—	—	(11,393)	(11,393)
March 31, 2014	62,883,344	920,202	14,242	8,630	(639,208)	(11,685)	292,181

December 31, 2014	63,480,722	930,857	7,767	9,837	(764,960)	(15,493)	168,008
Issue of common shares on exercise of share units	298,861	3,230	(3,230)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	3,247	—	—	—	3,247
Net loss for the year	—	—	—	—	(17,204)	—	(17,204)
Other comprehensive loss	—	—	—	—	—	(11,349)	(11,349)
March 31, 2015	64,104,656	935,249	7,784	9,837	(782,164)	(26,842)	143,864

See accompanying notes to the condensed consolidated financial statements.

3

Westport Innovations Inc.

Consolidated Statements of Cash Flows (unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2015	2014
Cash flows from operating activities:
Loss for the period	$(17,204)	$(23,866)
Items not involving cash:
Depreciation and amortization	3,547	4,331
Stock-based compensation expense	3,247	4,733
Unrealized foreign exchange gain	(2,875)	(8,931)
Deferred income tax (recovery) expense	307	(269)
(Income) loss from investments accounted for by the equity method	(6,312)	356
Amortization of long-term debt	396	377
Intangible asset impairment	—	325
Inventory write-downs to net realizable value	1,995	—
Change in fair value of derivative liability and bad debt expense	350	536
Changes in non-cash operating working capital:
Accounts receivable	2,245	7,266
Inventories	(1,121)	3,238
Prepaid expenses	(1,055)	(2,445)
Accounts payable and accrued liabilities	(5,333)	(6,056)
Deferred revenue	(156)	(1,968)
Warranty liability	(543)	(720)
	(22,512)	(23,093)
Cash flows from investing activities:
Purchase of property, plant and equipment	(978)	(3,277)
Maturity (purchase) of short-term investments, net	—	1,911
Dividends received from joint ventures	6,987	2,626
	6,009	(1,366)
Cash flows from financing activities:
Repayment of long term facilities	(2,037)	(777)
Proceeds from stock options exercised	—	22
Issuance of long term debenture notes	1,873	—
	(164)	(755)
Effect of foreign exchange on cash and cash equivalents	(6,004)	(1,038)
(Decrease) increase in cash and cash equivalents	(22,671)	(23,626)
Cash and cash equivalents, beginning of period	93,282	178,513
Cash and cash equivalents, end of period	$70,611	$154,887

See accompanying notes to the condensed consolidated financial statements.

4

Westport Innovations Inc.

Condensed Consolidated Statements of Cash Flows (continued) (unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2015	2014
Supplementary information:
Interest paid	$2,206	$1,774
Taxes paid, net of refunds	473	143
Non-cash transactions:
Shares issued on exercise of performance share units	3,230	3,671

See accompanying notes to the condensed consolidated financial statements.

5

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of preparation:

The unaudited condensed consolidated balance sheet as at March 31, 2015, and the unaudited condensed consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three months ended March 31, 2015 and 2014 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim condensed consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2014 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2015 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the period ended:
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014
Canadian dollar	0.79	0.86	0.81	0.91
Australian dollar	0.76	0.82	0.79	0.90
Euro	1.08	1.21	1.12	1.37
RMB	0.16	0.16	0.16	0.16
Swedish Krona	0.12	0.13	0.12	0.15

6

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting Changes

(a)	New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. On April 29th, 2015, the FASB proposed deferring the standard to be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  There is no assurance that the FASB will bring such proposed deferral into effect. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

7

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

3.	Accounts Receivable:

	March 31, 2015	December 31, 2014
Customer trade receivable	$39,065	$43,256
Due from joint venture (note 14)	212	2,538
Other receivables	3,908	3,307
Income tax receivable	428	499
Allowance for doubtful accounts	(2,487)	(2,751)
	$41,126	$46,849

4.	Inventories:

	March 31, 2015	December 31, 2014
Purchased parts	$25,734	$28,227
Work-in-process	6,745	4,879
Finished goods	6,075	8,718
	$38,554	$41,824

During the three months ended March 31, 2015, the Company recorded write-downs to net realizable value of approximately $1,995 (three months ended March 31, 2014 - $0).

5.	Long-term investments:

	March 31, 2015	December 31, 2014
Weichai Westport Inc. (a)	$17,536	$18,791
Cummins Westport Inc. (b)	11,971	13,196
Other equity accounted for investees	1,362	1,337
	$30,869	$33,324

8

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Long-term investments (continued):

(a)   Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months ended March 31, 2015, the Company recognized its share of WWI’s income of $304 (March 31, 2014 - $509), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	March 31, 2015	December 31, 2014
Current assets:
Cash and cash equivalents	$7,080	$11,734
Accounts receivable	97,128	72,121
Inventory	67,075	83,594
Other current assets	2,460	1,249
Long-term assets
Property, plant and equipment	5,592	5,736
Deferred income tax assets	7,781	7,781
Total assets	$187,116	$182,215
Current liabilities:
Accounts payable and accrued liabilities	$109,284	$128,838
Total liabilities	$109,284	$128,838

	Three months ended March 31,
	2015	2014
Product revenue	$55,878	$113,359
Cost of revenue and expenses:
Cost of product revenue	50,187	107,050
Operating expenses	4,671	4,598
	54,858	111,648
Income before income taxes	1,020	1,711
Income tax expense	151	258
Income for the period	$869	$1,453

9

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Long-term investments (continued):

(b)   Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2015, the Company recognized its share of CWI’s income of $5,945 (three months ended March 31, 2014 - loss of $835), as income from investment accounted for by the equity method. During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial statement results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1,184 understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1,184 for the three months ended March 31, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the three months ended March 31, 2015 consolidated interim financial statements.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2015	December 31, 2014 (1)
Current assets:
Cash and short-term investments	$112,796	$107,415
Accounts receivable	1,602	11,846
Current portion of deferred income tax assets	21,049	21,507
Other current assets	87	116
Long-term assets:
Property, plant and equipment	1,353	1,294
Deferred income tax assets	28,849	28,851
Total assets	$165,736	$171,029
Current liabilities:
Current portion of warranty liability	$46,057	$48,422
Current portion of deferred revenue	9,235	8,029
Accounts payable and accrued liabilities	8,798	8,297
	64,090	64,748
Long-term liabilities:
Warranty liability	38,330	40,882
Deferred revenue	36,714	34,345
Other long-term liabilities	2,771	2,771
	77,815	77,998
Total liabilities	$141,905	$142,746

(1)        The Company has adjusted the December 31, 2014 information, as previously presented in our 2014 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI.

10

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

5.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

	Three months ended March 31,
	2015	2014
Product revenue	$60,988	$66,450
Parts revenue	12,012	13,619
	73,000	80,069
Cost of revenue and expenses:
Cost of product and parts revenue	46,440	72,451
Research and development	6,570	4,754
General and administrative	222	274
Sales and marketing	4,951	4,681
Foreign exchange loss	30	11
Bank charges, interest and other	168	223
	58,381	82,394
Income from operations	14,619	(2,325)
Interest and investment income	145	68
Income before income taxes	14,764	(2,257)

Income tax expense (recovery):	5,243	(588)
Income (loss) for the period	$9,521	$(1,669)

11

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

6.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI.  Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins.  The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at March 31, 2015		Balance at December 31, 2014
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$11,971	$11,971	$13,196	$13,196
Accounts receivable	212	212	2,538	2,538

12

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

7.	Property, plant and equipment:

		Accumulated	Net book
March 31, 2015	Cost	depreciation	value
Land and buildings	$2,680	$44	$2,636
Computer equipment and software	8,643	6,861	1,782
Furniture and fixtures	5,740	1,823	3,917
Machinery and equipment	76,334	34,679	41,655
Leasehold improvements	11,673	9,245	2,428
	$105,070	$52,652	$52,418

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value
Land and buildings	$3,015	$—	$3,015
Computer equipment and software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$112,879	$54,745	$58,134

8. Intangible Assets:

		Accumulated	Net book
March 31, 2015	Cost	amortization	value
Patents and trademarks	$16,897	$3,456	$13,441
Technology	4,797	2,262	2,535
Customer contracts	11,956	3,862	8,094
Other intangibles	246	78	168
Total	$33,896	$9,658	$24,238

		Accumulated	Net book
December 31, 2014	Cost	amortization	value
Patents and trademarks	$18,425	$3,445	$14,980
Technology	6,449	3,142	3,307
Customer contracts	13,762	4,163	9,599
Other intangibles	62	28	34
Total	$38,698	$10,778	$27,920

13

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

9.	Goodwill:

A continuity of goodwill is as follows:

	March 31, 2015	December 31, 2014
Balance, beginning of period:	$23,352	$41,500
Acquisition of Prins	—	3,221
Impairment losses	—	(18,543)
Impact of foreign exchange changes	(2,596)	(2,826)
Balance, end of period	$20,756	$23,352

10.	Accounts payable and accrued liabilities:

	March 31, 2015	December 31, 2014
Trade accounts payable	$36,696	$41,796
Accrued payroll	2,278	5,270
Accrued interest	172	1,237
Income taxes payable	537	580
Other payables	5,091	6,619
	$44,774	$55,502

14

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

11.	Long-term debt:

	March 31, 2015	December 31, 2014
Subordinated debenture notes (1)	$42,657	$46,491
Senior financing (2)	12,349	15,910
Senior revolving financing (3)	10,756	12,101
Other bank financing	4,069	2,646
Capital lease obligations	1,128	1,394
	70,959	78,542
Current portion	(18,630)	(18,955)
	$52,329	$59,587

(1) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(2) Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(3) The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the subordinated debenture notes, senior financing agreements, and senior revolving financing are as follows for the period ended March 31, 2015 are as follows:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2015	$—	$3,783	$1,461	$325	$—	$5,569
2016	—	1,907	1,785	325	5,378	9,395
2017	42,657	1,007	—	325	5,378	49,367
2018	—	—	—	325	—	325
2019 and thereafter	—	—	—	1,106	—	1,106
	$42,657	$6,697	$3,246	$2,406	$10,756	$65,762

15

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

12.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended March 31,
	2015	2014
Balance, beginning of period	$23,109	$28,845
Warranty claims	(3,187)	(2,683)
Warranty accruals	179	790
Impact of foreign exchange changes	765	301
Balance, end of period	$20,866	$27,253
Less: Current portion	(8,681)	(9,393)
Long-term portion	$12,185	$17,860

13.	Share Capital, stock options and other stock-based plans

During the three months ended March 31, 2015, the Company issued 623,934 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments stipulated by the total purchase price to acquire AFV (three months ended March 31, 2014 – 149,582). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)	Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2015, the Company recognized $3,247 (three months ended March 31, 2014 - $4,236) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

16

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

13.	Share capital, stock options and other stock-based plans (continued):

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of March 31, 2015, and March 31, 2014 are as follows:

	Three months ended March 31, 2015		Three months ended March 31, 2014
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	5,337,873	$10.27	1,200,591	$23.68
Granted	—	—	786,192	20.93
Exercised/Vested	(298,861)	13.57	(146,224)	27.88
Forfeited/expired	—		(24,864)	30.36
Outstanding, end of period	5,039,012	$9.00	1,815,695	$22.06
Units outstanding and exercisable, end of period	142,166	$11.67	217,624	$11.22

As at March 31, 2015, $27,072 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.19 years.

(b)	Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s stock option awards and share units at March 31, 2015 are as follows:

March 31, 2015
CDN$
Share units:
Outstanding	$24,980
Exercisable	724

(c)	Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended March 31,
	2015	2014
Research and development	$484	$410
General and administrative	2,257	3,207
Sales and marketing	506	1,116
	$3,247	$4,733

17

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

14.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at March 31, 2015, net amounts due from CWI total $212 (2014 - $2,538). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

	Three months ended March 31,
	2015	2014
Research and development	$18	$2
General and administrative	148	430
Sales and marketing	1,449	1,276
	$1,615	$1,708

15.	Commitments

(a)	Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2015	$4,583
2016	5,409
2017	4,460
2018	4,395
2019	3,741
Thereafter	30,469

$53,057

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b) Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

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Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

16.	Segmented information:

During the first quarter of 2015, Westport realigned the structure of the company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.   Prior-period amounts have been adjusted retrospectively to reflect these operating segment changes.

The financial information for the Company’s business segments evaluated by the CODMs includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

- Westport Operations designs manufactures and sells compressed natural gas, liquefied natural gas, and liquefied petroleum gas components and systems to over 20 global OEMs, and to aftermarket customers in over 60 countries.

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2014. The CODM evaluates segment performance based on gross margin and on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

19

Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

16.	Segmented information (continued):

	Three months ended March 31,
	2015	2014
Revenue:
Westport Operations	$27,452	$38,965
Corporate and technology investments	571	963
CWI	73,000	80,068
WWI	55,878	113,359
Total segment revenues	156,901	233,355
Less: equity investees' revenue	(128,878)	(193,427)
Total consolidated revenues	$28,023	$39,928
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange loss (gain), bank charges and other:
Westport Operations	$(3,898)	$(2,621)
Corporate and technology investments	(17,002)	(24,364)
CWI	14,817	(2,034)
WWI	1,020	1,711
Total segment operating loss	(5,063)	(27,308)
Less: equity investees’ operating income	(15,837)	323
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange (gain) loss, bank charges and other:	(20,900)	(26,985)
Depreciation and amortization:
Westport Operations	1,713	3,151
Corporate and technology investments	1,834	1,180

Losses on impairments, write-downs and disposals
Westport Operations	—	325
	3,547	4,656
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(24,447)	(31,641)
Foreign exchange (gain) loss, bank charges and other	(2,807)	(8,824)
Loss before undernoted	(21,640)	(22,817)
Interest on long-term debt and other income (expenses), net	(1,403)	(670)
Income from investment accounted for by the equity method	6,312	(356)
Loss before income taxes	$(16,731)	$(23,843)

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Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

16.	Segmented information (continued):

	Three months ended March 31,
	2015	2014
Total additions to long-lived assets excluding business combinations:
Westport Operations	$581	$2,812
Corporate and technology investments	397	465
	$978	$3,277

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

% of total product revenue and service and other revenue
	Three months ended March 31,
	2015	2014
Americas (including United States)	41	47
Asia (including China)	11	10
Other (including Italy)	48	43

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at March 31, 2015, total goodwill of $20,756 (December 31, 2014 - $23,352) was allocated to Westport Operations.

As at March 31, 2015, long-term investments of $30,431 (December 31, 2014 - $32,898) was allocated to the Corporate segment and $438 (December 31, 2014 - $426) was allocated to Westport Operations.

Total assets are allocated as follows:

	March 31, 2015	December 31, 2014
Westport Operations	$200,070	$219,261
Corporate and technology investments	91,164	118,434
CWI	165,736	171,029
WWI	187,116	182,215
	644,086	690,939
Less: equity investees’ total assets	352,852	353,244
Total consolidated assets	$291,234	$337,695

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Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

16.	Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	March 31, 2015	December 31, 2014
Italy	$46,545	$53,319
Netherlands	8,564	9,944
Canada	22,378	25,083
United States	19,469	20,320
Sweden	148	208
China	6,163	6,329
Australia	1,090	1,233
	104,357	116,436
Less: equity investees’ long-lived assets	6,945	7,030
Total consolidated long-lived assets	$97,412	$109,406

17.	Financial Instruments

(a)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2015, the Company has $71,318 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2015:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$44,774	$44,774	$44,774	$—	$—	$—
Unsecured subordinated debentures (1)	42,657	52,440	3,925	3,925	44,590	—
Senior financing (1)	12,349	12,955	5,767	5,533	675	981
Senior revolving financing (1)	10,756	11,362	281	11,081	—	—
Other bank financing	4,069	4,466	2,120	430	121	1,796
Capital lease obligations	1,128	1,212	517	574	121	—
Operating lease commitments	—	53,057	4,583	9,868	8,137	30,469
	$115,733	$180,266	$61,967	$31,411	$53,644	$33,246

(1) Includes interest at rates disclosed in note 11.

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Westport Innovations Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

17.	Financial instruments (continued):

(b)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 11) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 11) approximates their fair values as at March 31, 2015, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2015, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

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